SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                CryptoLogic Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    228906103
                                 (CUSIP Number)

                                                               Copy to:
          Adam Abramson                                    D. Grant Vingoe
Strategic Capital Partners, Inc.                         Dorsey & Whitney LLP
  1303 Yonge Street, Suite 101                        161 Bay Street, Suite 4310
    Toronto, Ontario, Canada                           Toronto, Ontario, Canada
             M4T 2Y9                                           M5J 2S1
         (416) 867-9771                                     (416) 367-7370
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                September 2, 2003
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

CUSIP No. 228906103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     1340649 Ontario Limited
     I.R.S. Identification No. -- Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,700
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    6,700
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     992,211*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

*     See Item 5

CUSIP No. 228906103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Strategic Advisors Corp.
     I.R.S. Identification No. -- Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    535,825
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           535,825
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     992,211*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IA
--------------------------------------------------------------------------------

*     See Item 5

CUSIP No. 228906103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Strategic Capital Partners Inc.
     I.R.S. Identification No. -- Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    435,436
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           435,436
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     992,211*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     BD
--------------------------------------------------------------------------------

*     See Item 5

CUSIP No. 228906103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Randall Abramson
     I.R.S. Identification No. -- Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    14,250
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,700
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           14,250
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    6,700
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     992,211*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     BD
--------------------------------------------------------------------------------

*     See Item 5

Item 1. Security and Issuer

      This Amendment 1 to Schedule 13D amends the Schedule 13D dated August 1, 2003. Capitalized terms used in this Amendment are defined in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

            (a) Since Abramson, Holdco, SAC and SCPI comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, each Reporting Person is reporting beneficial ownership in accordance with Exchange Act Rule 13d-5(a). As of the close of business on September 9, 2003, each Reporting Person's beneficial ownership of Common Stock was 992,211 shares. Of this amount, 14,250 shares of Common Stock are held by Abramson directly (including 775 shares owned by Abramson's spouse, Elissa Strom); 6,700 shares of Common Stock are held by Holdco directly; 435,436 shares of Common Stock are owned by advisory clients of SCPI and held in accounts managed by SCPI and 535,825 shares of Common Stock are owned by advisory clients of SAC and held in accounts managed by SAC.

            (b) The responses of the Reporting Persons to Items 7 through 13 on the cover pages and the responses of the directors and executive officers of the Reporting Persons set forth on
                  Schedule 1 are incorporated herein by reference. All responses reflect the beneficial ownership as of the close of business on September 9, 2003. Abramson exercises sole voting and dispositive power over shares held directly by him and shared voting and dispositive power over shares held by Holdco. Holdco exercises shared voting and dispositive power over shares held by it. SAC exercises sole voting and dispositive power over shares held in discretionary investment accounts managed by it. SCPI exercises sole voting and dispositive power over shares held in discretionary investment accounts managed by it. The Reporting Persons disclaim beneficial ownership in Common Stock owned by the directors and officers of the Reporting Persons listed on Schedule 1. Percentage ownership responses are based on the outstanding number of shares set forth in CryptoLogic Inc.'s annual report on Form 20-F for the year ended December 31, 2002.

            (c)   Except for the transaction to which this Amendment 1 to
                  Schedule 13D relates, no transactions with respect to the Common Stock have been effected since the filing of the
                  Schedule 13D by the Reporting Persons or, to the best knowledge of the Reporting Persons, any executive officer or director of any Reporting Person. Set forth on Schedule 2 hereto is the following information with respect to each transaction: (1) the date of the transaction, (2) the identity of the Reporting Person that effected the transaction, (3) whether the transaction was a purchase or sale of Common Stock, (4) the amount of Common Stock involved, and (5) the average price per share of Common Stock (reported in Canadian dollars). In each case, the transaction was executed on the facilities of the Toronto Stock Exchange or the Nasdaq national market system.

Item 7. Material to be Filed as Exhibits

      Exhibit 1 Joint Filing Agreement, dated August 1, 2003, by and between Holdco, SAC, SCPI and Abramson. (previously filed)

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date September 10, 2003

                                        1340649 Ontario Limited

                                        /s/ Randall Abramson
                                        ----------------------------------------
                                        Randall Abramson
                                        Chief Executive Officer


                                        Strategic Advisors Corp.

                                        /s/ Randall Abramson
                                        ----------------------------------------
                                        Randall Abramson
                                        Chief Executive Officer


                                        Strategic Capital Partners Inc.

                                        /s/ Randall Abramson
                                        ----------------------------------------
                                        Randall Abramson
                                        Vice President

                                        /s/ Randall Abramson
                                        ----------------------------------------
                                        Randall Abramson

                                                                      Schedule 1

          INFORMATION FOR REPORTING PERSONS AND DIRECTORS AND EXECUTIVE
                          OFFICERS OF REPORTING PERSONS

      The following tables set forth the name, business address and present principal occupation of each director and executive officer of each of the Reporting Persons. Each person listed has sole voting power or shared voting power with respect to and beneficially owns shares of the common stock of CryptoLogic Inc. as indicated in the table below. Except with respect to shares held by Mr. Adam Abramson and Mr. Braun, the shares described below are not included in the beneficial ownership of CryptoLogic Inc. common stock reported by the Reporting Persons in this filing. Each officer or director listed below disclaims beneficial ownership of all shares held by the Reporting Persons. Each person listed below is a citizen of Canada and the principal occupation of such person is his or her affiliation with the Reporting Person indicated below.

Name:                     Relationship to Reporting Person:                 Beneficial Ownership:
-----                     ---------------------------------                 ---------------------
Adam Lyle Abramson        SAC:    Director, Vice-President and Analyst             1,400(1)

                          SCPI:   Director, Vice-President and Analyst

Herbert Abramson          SAC:    Chairman of the Board of Directors;             45,355(2)
                                  Portfolio Manager

                          SCPI:   Director, Portfolio Manager,
                                  President and Chief Executive Officer

Martin Gerald Braun       SAC:    Director, President and Portfolio                1,800
                                  Manager

Donald Hugh Carlisle      SAC:    Vice-President and Portfolio Manager            40,950(3)

William Richard Hermon    Holdco: Director and Vice-President                      3,020

                          SCPI:   Portfolio Manager and Branch
                                  Manager

William John Moore        SAC:    Vice-President and Portfolio Manager                --

      (1)   Includes 775 shares held by Mr. Abramson's spouse, Bonnie Goldberg.

      (2) Includes 17,825 shares held by Technifund Inc., a company controlled by Mr. Abramson.

      (3) Includes 600 shares held by Mr. Carlisle's spouse, Janice Carlisle; 12,500 shares held by the Donald Cook Carlisle Family Trust, of which Mr. Carlisle is a beneficiary and trustee; and 4,300 shares held by 1051937 Ontario Limited, a company controlled by Mr. Carlisle.

      The business address for Mr. Herbert Abramson is 1303 Yonge Street, Suite 101, Toronto, Ontario, Canada M4T 2Y9. The business address for Mr. Hermon is 17 York Street, Suite 202, Ottawa, Canada K1N 9J6. The business address for Mr. Adam Abramson, Mr. Braun, Mr. Carlisle and Mr. Moore is 1311 Yonge Street, Toronto, Ontario, Canada M4T 3B6.

                                                                      Schedule 2

    CryptoLogic Inc. Transaction History for 1346049 Ontario Limited, Randall Abramson, and Strategic Advisors Corp. (SAC) and Strategic Capital Partners Inc.
              (SCPI) on behalf of their respective managed accounts

                                                                         Average
                                                     Number of       Transaction
 Transaction Date    Reporting Person    Buy/Sell       Shares        Price (C$)
 ----------------    ----------------    --------       ------        ----------

September 8, 2003        SAC/SCPI          Sell          2,600           13.9590
September 2, 2003        SAC/SCPI          Sell         19,200           14.2371
  August 26, 2003        SAC/SCPI          Sell          4,600           13.1494
  August 22, 2003        SAC/SCPI          Sell         15,000           13.4301
  August 20, 2003        SAC/SCPI          Sell            300           13.1500
  August 19, 2003        SAC/SCPI          Sell         15,000           13.2724
  August 18, 2003        SAC/SCPI          Sell         69,500           12.9744
   August 6, 2003        SAC/SCPI          Sell          1,000            9.4200
   August 5, 2003        SAC/SCPI          Sell            500            9.3900
   August 1, 2003        SAC/SCPI          Sell            250            9.2900


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